Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Acquires Three Caribbean Reverse Osmosis Desalination Businesses from Veolia Water
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Accretive acquisitions position company to enter desalination market

London, U.K., Dec. 15, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced the acquisition of three Caribbean desalination businesses from Veolia Water North America. Cascal will take over the ongoing development, operations and maintenance of water services for municipalities and private resorts on the islands of Antigua, Curacao and Bonaire, providing approximately five million gallons of water per day utilizing reverse osmosis desalination technologies.

“This acquisition will add profitable revenue to our operations, while broadening Cascal’s capabilities in desalination, and expanding our global footprint,” said Stephane Richer, Cascal’s Chief Executive Officer. “This move is in keeping with our strategy to scale operations in response to the continuing demand for efficient water solutions, including seawater treatment capabilities. We are confident that the new acquisitions will be successfully integrated with our existing portfolio.”

The transition of the operations of the business from Veolia Water North America, which is transferring the assets through the sale of three companies to Cascal, will take place immediately, with no disruption to services. The businesses being integrated include:

•	Seawater reverse osmosis (RO) facilities in Antigua, Curacao and Bonaire;

•	A range of public and private contracts (with municipalities and resorts); and

•	Experienced technical and operations staff, many of whom have served customers in the region for years.

Cascal acquired the three businesses for a total cost of $6.9 million. The businesses currently generate combined annual revenue of approximately $4 million and are expected to increase the Company’s EBITDA margin and Net Profit from the date of acquisition.

The current operations of the three businesses consist of one municipal 4.5 million of gallons per day seawater RO system on the island of Antigua providing 60% of its water production and three private water sales contracts on the islands of Curacao and Bonaire, with water being provided through seawater RO plants.

About Cascal N.V.
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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